UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Trevi Therapeutics
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89532M101
(CUSIP Number)
3/30/2022
Check the appropriate box:
[_]  Rule 13d-1(b)
[_] Rule 13d-1(c)
[x_]  Rule 13d-1(d)
1297544.3
SCHEDULE 13G
CUSIP No. 89532M101
1  Names of Reporting Persons MAI Capital Management, LLC
2  Check the appropriate box if a member of a Group(a) [ ] (b) [ ]
3  Sec Use Only
4  Citizenship or Place of Organization United States
Number of Shares Beneficially Owned:
5  Sole Voting Power 1,303,060
6  Shared Voting Power 0
7  Sole Dispositive Power 1,541,471
8  Shared Dispositive Power 0
9  Aggregate Amount Beneficially Owned by Each Reporting Person 1,541,471
10 Check box if the aggregate amount in row (9) excludes certain shares [ ] 11 Percent of class represented by amount in row (9) 5.00%
12  Type of Reporting Person (See Instructions) IA

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Item 1.
(a)
Name of Issuer: Trevi Therapeutics, Inc

(b)
Address of Issuers Principal Executive Offices:
195 Church St New Haven, CT 06510 Item 2.

(a)
Name of Person Filing: MAI Capital Management, LLC

(b)
Address of Principal Business Office or, if None, Residence:
1360 East Ninth St Suite #1100 Cleveland, OH 44114

(c)
Citizenship: United States

(d)
Title and Class of Securities: Common

(e)
CUSIP No.: 89532M101


Item 3. If this statement is filed pursuant to  240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a)  [_]  Broker or dealer registered under Section 15 of the Act;
(b)  [_]  Bank as defined in Section 3(a)(6) of the Act;
(c)  [_]  Insurance company as defined in Section 3(a)(19) of the Act;
(d)  [_]  Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)  [x_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)  [_]  An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)  [_]  A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j)  [_]  A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)  [_]  Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution:
____

Item 4. Ownership
(a)
Amount Beneficially Owned:


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(b)
Percent of Class: 5.00%

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote:
1,303,060

(ii)
Shared power to vote or to direct the vote: 0


(iii) Sole power to dispose or to direct the disposition of: 1,541,471
(iv)
Shared power to dispose or to direct the disposition of: 0 Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Item 8. Identification and classification of members of the group.
Item 9. Notice of Dissolution of Group. Item 10. Certifications.
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